Times have changed. Our commitment hasn't.

CONTINENTAL AIRLINES 2001 ANNUAL REPORT



2001 Accomplishments

FLY TO WIN

- Made a profit in the first three quarters of 2001 despite a worldwide economic slowdown and a resulting decline in yield
- Continued to provide customers with inflight amenities, city ticket offices and Presidents Club lounges after Sept. 11, while most airlines reduced or eliminated services
- Increased eTicket sales to 59.5 percent of total tickets sold, up from 54.1 percent in 2000
- Reduced ticket distribution costs
- Achieved $487 million in sales through continental.com
- Completed interline eTicketing with United Air Lines

FUND THE FUTURE

- Purchased all CAL.A shares from Northwest and celebrated CO Independence Day
- Opened the C3 Concourse of the Newark Global Gateway project
- Maintained a cash balance of at least $1 billion, ending the year with $1.13 billion in cash
- Financed $1.4 billion of 2001 aircraft at 6.69 percent interest
- Opened the North Houston Reservation center
- Began construction on Houston Terminal E, which was financed at 6.99 percent interest

MAKE RELIABILITY A REALITY

- Once again ranked No. 1 in on-time performance among major U.S. hub carriers, paying on-time performance bonuses to employees 11 of 12 months
- Delivered the first-ever NYC "train to plane" service
- Successfully incorporated the B737-900 and B757-300 into the fleet
- Increased eService Center usage to 42 percent of eligible passengers in December
- Developed, launched and operated the first polar route between New York and Hong Kong

WORKING TOGETHER

- Placed on *FORTUNE* magazine's list of "The 100 Best Companies to Work For" for the fourth consecutive year
- Successfully communicated critical post-Sept. 11 issues and challenges to internal and external audiences
- Reinforced company culture promoting customer satisfaction by creating a job environment where people enjoy coming to work
- Awarded 18 Ford Explorers as part of employee perfect attendance program
- Enrolled an additional 5,000 employees to receive daily company news via their home computer
- Successfully negotiated a flight instructor contract with our pilots' union
- Named to *Hispanic* magazine's "Most Opportunities for Hispanics" list for the third year in a row
- Held employee insurance premiums for best-in-market medical and vision coverage at the previous year's level – the third consecutive year without an increase

Financial Highlights

(In millions except per share data)	YEAR ENDED DECEMBER 31,				
	2001	2000	1999	1998	1997
Total Operating Revenue	$ 8,969	$ 9,899	$ 8,639	$ 7,927	$ 7,194
Total Operating Expenses	8,825	9,170	8,024	7,226	6,478
Operating Income	144	729	615	701	716
Income (Loss) Before Income Taxes, Cumulative Effect of Accounting Changes, Extraordinary Charges and Special Items [1]	(385)	562	553	770	640
Income (Loss) Before Cumulative Effect of Accounting Changes and Extraordinary Charge	(95)	348	488	387	389
Net Income (Loss)	(95)	342	455	383	385
Basic Earnings (Loss) per Share	($ 1.72)	$ 5.62	$ 6.54	$ 6.34	$ 6.65
Diluted Earnings (Loss) per Share	($ 1.72)	$ 5.45	$ 6.20	$ 5.02	$ 4.99
Diluted Earnings (Loss) per Share Adjusted for Cumulative Effect of Accounting Changes, Extraordinary Charges and Special Items [1]	($ 4.79)	$ 5.45	$ 4.61	$ 6.03	$ 5.03

(1) *Special items in 2001 included a $146 million charge for fleet impairment losses, costs associated with furloughs and company-offered leaves and other items.* In addition, special items included a $417 million grant under the Air Transportation Safety and System Stabilization Act. Results for 2000 include a $9 million one-time gain for the sale of the Company's investment in America West. Special items in 1999 include a fleet disposition/impairment loss of $81 million and a net gain on the sale of non-strategic assets of $326 million (primarily Amadeus Global Travel Distribution S.A.) and in 1998 special items include a fleet disposition/impairment loss of $122 million.

Operating Statistics

(Jet operations only, excluding regional jets operated by ExpressJet)	2001	2000	1999	1998	1997
Revenue Passengers (thousands)	44,238	46,896	45,540	43,625	41,210
Revenue Passenger Miles (millions) [a]	61,140	64,161	60,022	53,910	47,906
Available Seat Miles (millions) [b]	84,485	86,100	81,946	74,727	67,576
Passenger Load Factor [c]	72.4%	74.5%	73.2%	72.1%	70.9%
Breakeven Passenger Load Factor [d][e]	74.9%	67.6%	66.4%	61.6%	61.0%
Passenger Revenue per Available Seat Mile	8.98¢	9.84¢	9.12¢	9.23¢	9.29¢
Operating Cost per Available Seat Mile [f]	9.58¢	9.68¢	8.98¢	8.89¢	9.04¢
Average Yield per Revenue Passenger Mile [g]	12.42¢	13.20¢	12.45¢	12.79¢	13.11¢
Average Price per Gallon of Fuel	78.32¢	84.21¢	46.56¢	46.83¢	62.91¢
Fuel Gallons Consumed (millions)	1,424	1,533	1,536	1,487	1,357
Actual Aircraft in Fleet at End of Period [h]	352	371	363	363	337

(a) The number of scheduled miles flown by revenue passengers.
(b) The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.
(c) *Revenue passenger miles divided by available seat miles.*
(d) The percentage of seats that must be occupied by revenue passengers in order for us to breakeven on an income before income taxes basis, excluding nonrecurring charges and other special items.
(e) 2001 excludes $146 million of fleet impairment, severance and other special charges and a $417 million Stabilization Act grant. 2000 excludes a $9 million one-time gain for the sale of our investment in America West. Also excludes an $81 million fleet disposition/impairment loss and a $326 million net gain primarily resulting from the sale of our interest in Amadeus Global Travel Distribution S.A. and other asset sales in 1999 and a $122 million fleet disposition/impairment loss in 1998.
(f) 2001 excludes $124 million of fleet impairment, severance and other special charges and a $417 million Stabilization Act grant. Also excludes an $81 million and $122 million fleet disposition/impairment loss in 1999 and 1998, respectively.
(g) The average revenue received for each mile a revenue passenger is carried.
(h) Excludes the following aircraft that are either temporarily or permanently removed from service: 24 DC-10-30 aircraft, two 747-200 aircraft, two 727-200 aircraft, 25 MD-80 aircraft and six 737-300 aircraft removed from service as of December 31, 2001. Excludes nine DC-10-30 aircraft, three 747-200 aircraft, one A-300 aircraft and two 727-200 aircraft removed from service as of December 31, 2000. Excludes three DC-10-30 aircraft, three 747-200 aircraft, three DC-9-30 aircraft, one A300 aircraft and two 727-200 aircraft removed from service as of December 31, 1999 and four all cargo 727 aircraft at our wholly owned subsidiary Continental Micronesia, Inc. Excludes six all cargo 727 aircraft at Continental Micronesia, Inc., one A300 aircraft and one 747-200 aircraft at December 31, 1998. Excludes six all cargo 727 aircraft at Continental Micronesia, Inc., two 737-100 aircraft (removed from service in 1997) and three DC-10-30 aircraft (that were delivered in 1997 but were not placed into service until 1998) at December 31, 1997.

To our co-workers

FIVE YEAR ON-TIME PERFORMANCE
1997–2001
(average of annual on-time percentage)


78.2
77.1
76.5
76.3
76.2
71.8
71.2
Continental
Delta
Northwest
American
US Airways
United
America West

Source: Derived from U.S. Department of Transportation data
*Among existing domestic hub-carriers

FIVE YEAR COMPLETION FACTOR
1997–2001
(average of annual completion percentage)


97.8
97.3
97.1
96.6
96.4
96.1
96.0
Continental
Delta
America West
American
US Airways
United
Northwest

Source: Derived from U.S. Department of Transportation data
*Among existing domestic hub-carriers

"Our goals are simple – they are our customers' goals. We continue to deliver a high-quality product each and every day, getting our customers where they want to go, on-time and with their bags, while providing pre-flight and inflight service that is globally recognized for consistency and excellence."

customers and stockholders:



GORDON BETHUNE
Chairman of the Board &
Chief Executive Officer

LARRY KELLNER
President

During this past year of unimaginable challenges, Continental relied even more heavily on the fundamentals that have made us successful. Although no one could have anticipated the events of last year, our culture of Working Together developed over the last seven years, including relationships with employees, customers, vendors and distribution partners, proved to be our most valuable resource for weathering the storm precipitated by the terrorist attacks of Sept. 11.

Thankfully we did not lose any employees in the attacks, even though we had a sales office on the first floor of Five World Trade Center. While the events of Sept. 11 will always be a vivid memory for Continental and our nation, we are gratified that the entire Continental team did such a professional job responding to the crisis, especially during the time spent getting the airline back in the air. We are extremely proud of our team's performance in this most difficult year. Although we all wish that 2001 had been different, we have learned from it and we are moving on. *(continued on page 6)*


Continental
Continental
Continental
Continental






Fly to win

Achieve above-average profits in a changed industry environment. Grow the airline where it can make money and keep improving the business/leisure mix. Maximize distribution channels while reducing distribution costs and eliminating non-value-added costs.






Even before the tragic events of Sept.11, economic conditions had not been good. The entire industry experienced a dramatic slowing in business traffic beginning with the first quarter of 2001. Despite the resulting decrease in unit revenue, Continental was able to manage the economic downturn and we were one of only two profitable major air carriers in the first half of the year. Continental continued to perform at the top of the industry and recorded pre-tax profits of $174 million for the first eight months of 2001.

Then came Sept. 11. The financial impact of the terrorist attacks was massive for the entire industry. Since the industry depends on strong passenger flow and is subject to a high fixed cost structure, the dramatic drop in air travel was financially devastating. Continental lost $189 million in the final four months of 2001, including a $417 million grant from the federal government and $146 million of special charges.

Due to the unprecedented government-imposed grounding of all aircraft and the aftermath of Sept. 11, we were forced to reduce our capacity by approximately 20 percent and eliminate 12,000 positions. We have subsequently restored about half of the capacity and positions.

But, while Continental is now smaller in size, we are the same airline we were prior to Sept. 11, with the same priorities. Our goals are simple – they are our customers' goals. We continue to deliver a high-quality product each and every day, getting our customers where they want to go, on-time and with their bags, while providing pre-flight and inflight service that is globally recognized for consistency and excellence. At the same time, we remain focused on our costs.

GO FORWARD PLAN > Since 1995, Continental Airlines has faithfully followed a clear, understandable plan that allows us to make sure everyone knows what the goals and challenges are and how we will measure success. Our Go Forward Plan is the blueprint for success that enabled us to complete one of the most impressive turnarounds in American corporate history. The events of Sept. 11 and our co-workers' ability to respond and recover as quickly as possible revealed more than ever the importance of a straightforward, flexible plan that keeps everyone informed and aligned. Its four cornerstones – Fly to Win (our market plan), Fund the Future (our financial plan), Make Reliability a Reality (our product plan) and Working Together (our people plan) are even more relevant today than they were ever before.

In the pages ahead we review what we have accomplished and what is to come.

FLY TO WIN > A principal goal for 2000 had been to establish for the first time in 20 years a diversified institutional ownership for Continental. 2001 began with the completion of a transaction with Northwest Airlines that resulted in a single class of common stock and equal rights for all holders of common stock, while strengthening and extending the broad commercial alliance between Continental and Northwest to make sure our customers have the long-term benefits of an expanded network.

We maintained our focus on delivering industry-leading financial performance by leveraging our strength in our New York, Houston, Cleveland and Guam hubs. Our great product, combined with efficient hub structures and significant market strength in cities with large amounts of originating revenue, allowed our domestic length of haul adjusted unit revenue premium to the industry to continue to increase, averaging 112.7 percent in 2001 – 1.1 points higher than 2000, and 4.5 points higher than 1999.

We also made travel even more seamless for our customers and reduced our distribution costs in the process. Our interline eTicket network expanded with United Air Lines joining Northwest Airlines and America West Airlines as carriers on which a Continental passenger can use an electronic ticket

FLEET AGE
(years, jet fleet only)


14.4
13.7
10.7
7.6
7.4
6.7
5.2
1995
1996
1997
1998
1999
2000
2001

E-TICKET SALES
(% of total sales)


18.3
29.0
41.1
54.1
59.5
1997
1998
1999
2000
2001

DISTRIBUTION EXPENSES
(distribution expense as a % of revenue)


17.8
17.7
16.8
16.6
14.1
12.8
1996
1997
1998
1999
2000
2001

on a connecting itinerary. Use of electronic tickets grew to represent about 60 percent of total sales. We also added Hong Kong to the already long list of international cities served non-stop out of New York.

Immediately following the Sept. 11 tragedies, we made the painful but necessary decision to cut approximately 20 percent of our flying and eliminate 12,000 positions. We knew that demand for air travel would decline significantly as a result of the attacks, and that the most responsible course of action for our employees, customers and stockholders was to resize our operations and workforce to match the new, smaller demand. As demand has improved, we have subsequently reinstated about 6,000 positions and have added back half of the capacity we removed. We hope that we can get back to pre-Sept. 11 levels within the next two years, but we have and will continue to let our schedule and workforce be driven by the market.

In 2002, we will work to restore profitability. Everybody wins when the Company makes money, and we hope to see a return to profitability in the 2nd quarter of 2002. All of our decisions are made with the goal of making Continental profitable as quickly as possible, while treating our employees fairly and providing our customers the service they have come to expect from their preferred carrier.

We also will concentrate in 2002 on implementing our new alliance with KLM in order to give our customers extensive access to Europe and the Middle East through Schipol Airport in Amsterdam, the most efficient hub in Western Europe. We are also implementing the United States' first significant train-to-plane alliance, a benefit Europeans have enjoyed for years. Our new alliance with Amtrak will not only give customers in the Boston-New York-Washington corridor a choice of the best way to travel the traditional "shuttle" routes, but will also provide connections to cities on the Northeast Corridor rail line as if a customer were connecting to a regional airline.

(continued on page 10)

"Continental has defied the odds and continues to excel in every aspect of the business."

Air Transport World, Airline of the Year –
27th Industry Achievement Awards,
Feb. 2001

"Continental's rebound may be quicker than other carriers because, while hurt by the downturn that was pinching revenues earlier in the year, it and Southwest Airlines were the only major U.S. carriers still posting profits."

Newark Star Ledger,
Oct. 12, 2001


Continental
Continental

Fund the future

Manage our assets to maximize stockholder value and build for the future. Reduce costs with technology. Generate strong cash flow and improve financial flexibility by increasing our cash balance.




Continental
Continental

MAJOR AWARDS, HONORS AND ACCOLADES IN 2001

Best Short Haul and Long Haul Executive/Business Class	*OAG Airline of the Year Awards*
Best Transatlantic and Transpacific Business Class Among U.S. Airlines	*Conde Nast Traveler*
Airline of the Year	*Air Transport World*
"100 Best Companies to Work For"	*FORTUNE*
No. 2 "Most Admired U.S. Airline"	*FORTUNE*
No. 1 Best Managed U.S.-based Global Airline	*Aviation Week & Space Technology*
Best Frequent Flyer Program	*OAG Airline of the Year Awards*
OnePass Earned Program of the Year, Best Elite-Level Program, "Best Award"	*InsideFlyer's Freddie Awards*

Finally in 2002, we will continue to work on simplifying travel, particularly for our frequent business customers, with an eye on further reducing our distribution costs. We plan to update continental.com to allow customers to book flights, review their frequent flyer accounts and check flight status all from a personalized home page. We also intend to expand the utility of Continental's participation in other electronic distribution channels.

FUND THE FUTURE > One of the most significant events of the year was our opening of the new C3 Terminal at Newark International Airport. This new 19-gate, state-of-the-art facility and the related roadway expansion and baggage improvements will provide New York-area travelers with superior service for years to come. In addition, via a monorail link between Terminal C and the Northeast Corridor rail line, our passengers now have unprecedented 20-minute access to Manhattan for as little as one-fourth the cost of a typical cab ride. Customers can also access significant cities served by Amtrak, some of which (for example, Wilmington) are not even served by airports.

We also completed the financing for and started construction on the new Terminal E in Houston. This $370 million project will add 15 gates to our Houston hub and provide a world-class international connecting facility to support our service to Latin America.

In 2001, we continued to renew our fleet as we took delivery of 36 new Boeing jets. Continental Express took delivery of 41 new Embraer regional jets and operated 137 Embraer regional jets at the end of the year. Our jet fleet's average age, including regional jets, is now just 5.2 years. We and our stockholders have greatly benefited by our having refurbished our fleet at a time when new aircraft costs and financing rates were very favorable.

Unfortunately, Sept. 11 had a staggering effect on our financial condition. The crisis would have been devastating to Continental and the rest of the airline industry without the efforts of Congress and the President to pass the Air Transportation Safety and System Stabilization Act. The Stabilization Act provided $5 billion of direct grants to cover the losses caused by the the government-imposed shutdown and the terrorist attacks, and authorized up to $10 billion in loan guarantees. We owe a special debt of gratitude to the

"Every time American, United, and Delta are nettled by labor disruptions, Continental gets a bump both in revenue and in its reputation for reliability."

Worth, May 2001

"Diversity turns airline around; Continental rebound has roots in programs to hire, keep minorities."

Advertising Age headline, Feb. 19, 2001

"The key to Continental's turnaround is an empowered work force, not slash-and-burn tactics."

Boston Globe headline, June 3, 2001

Texas, New Jersey, New York and Ohio federal, state and local leaders who worked tirelessly to assure that the Stabilization Act passed quickly. Continental recorded $417 million of direct grants, and views the loan guarantee program as an important safety net while the industry recovers.

As a direct result of the fall-off in demand after Sept. 11, we temporarily grounded 49 aircraft in connection with our approximately 20 percent schedule reduction. Included in the grounding were all our remaining DC-10-30 aircraft and many of our MD-80 and turboprop aircraft. As of Dec. 31, 2001, Continental was flying an international widebody fleet with an average age of only 1.8 years and Cleveland is now Continental's first all-jet hub. In 2002, we expect to take delivery of 20 new Boeing jets and 51 new Embraer jets. We have financing commitments for all aircraft deliveries we expect to take in 2002. We recently finalized a deal with Boeing to defer some aircraft deliveries to 2003 and beyond.

We ended the year with $1.13 billion in cash, which included $172 million from an equity offering completed in early December, in which we issued 7.75 million shares of common stock (12 percent of the outstanding common stock). We remain committed to maintaining adequate equity capital. This means buying back stock when we have excess capital while being willing to issue common stock when we find we need additional equity capital due to unforeseen events.

In 2002, we plan to build our cash balance to $1.5 billion from our previous target of $1 billion (we had slightly over $1 billion on Sept. 11). Our previous cash strategy had contemplated a combination of bad events (like a recession and a military action occurring simultaneously), but we had never planned for terrorist attacks involving commercial aircraft as weapons, followed by a multi-day shutdown of the airline system and a precipitous drop in demand. As we look forward, we regrettably must plan for a different world, and we believe that building our cash balance is prudent.

Among the ways we expect to increase our cash balance is to complete an IPO of ExpressJet Holdings, which operates our regional jet subsidiary, Continental Express. We originally filed with the SEC for an offering of ExpressJet last summer, but decided to postpone the offering after Sept. 11 to allow the financial markets to stabilize and to permit the airline industry to begin its recovery from the events of Sept. 11. As evidenced by ExpressJet Holdings' recent filing with the SEC, our current intention is to continue pursuing our strategy of separating the ownership of Continental and ExpressJet by selling a portion of our interest in ExpressJet to the public for cash.

MAKE RELIABILITY A REALITY > We started 2001 being named *Air Transport World's* airline of the year for the second time in five years. We accomplished this by excelling at all of the basics of our very complicated business. The way we met our Customer First Plan and recovered from Houston's floods caused by Tropical Storm Allison in less than 24 hours are perfect examples of how we consistently outperform our competition. Our outstanding operational performance continued in 2001 with an 82.2 percent on-time arrivals rate and a 99.2 percent completion *(continued on page 14)*

"Guess which two airlines constantly top industry studies for customer satisfaction? You got it–Continental and Southwest."

Investor's Business Daily,
Jan. 30, 2001

"Continental Airlines Keeps Little Things, And It Pays Off Big; After Sept. 11, Competitors Cut Meals, Pillows, Clubs; Passengers Didn't Like It."

The Wall Street Journal headline,
Feb. 4, 2002






Continental


Continental
Continental

Make reliability a reality

Deliver an industry-leading product we are proud to sell. Rank among the top of the industry in the key DOT measurements: on-time arrivals, baggage handling, complaints and involuntary denied boardings. Keep improving our product.






factor (excluding cancellations due to the events of Sept. 11, and subsequent schedule reductions). During 2001, we had 32 days when we completed every one of our flights without a single cancellation – an outstanding and enviable operational record of which we are very proud. Our co-workers received more on-time bonuses in 2001 than any other year since the bonus program was introduced in 1995.

Sept. 11 provided our biggest operational challenge ever. Our entire system was shut down for more than 48 hours and we diverted approximately 90 flights to alternate destinations. We had to spend several days rebuilding our system, repositioning aircraft and crews. The entire team worked around the clock to get our system back to its normal reliability.

Between Sept. 11 and Dec. 31, 2001, we implemented more than 90 different security directives, including reinforcing all of our cockpit doors. In 2002, we have already implemented new security procedures on checked baggage and will continue to work with the Federal government as it assumes responsibility for screening and other security functions at the airports. We will also work with Boeing to replace all cockpit doors with stronger, more impenetrable doors.

Although Sept. 11 adversely affected our financial position, we did not degrade our product, like our competitors did. We continue to provide meals to our customers during mealtimes and provide pillows, blankets and magazines. We have kept all of our Presidents Clubs and city ticket offices open. We have greatly expanded the number of security screening lanes at our hubs, so that our customers do not have to face long and unpredictable security lines. We brought back many of our furloughed employees to conduct the new federally required gate searches in as customer-friendly a manner as possible, and we have called back hundreds of reservations agents and flight attendants. We believe the surest road to recovery of our financial health is providing clean, safe and reliable air transportation with the best product in the business – and we will continue to do so.

We also plan to leverage technology further in 2002. In December 2001, more than 40 percent of our eligible customers used our eService check-in kiosks. We expect eService to grow in 2002, as people continue to take advantage of our innovative eService kiosks that allow customers to check-in, change seats, request an upgrade, enter a frequent flyer number or purchase a new ticket. We have more than 600 kiosks throughout our system. We will continue to utilize technology to make the travel experience quicker and more convenient.

WORKING TOGETHER > We started 2001 by placing for the third consecutive year on *FORTUNE's* list of the "100 Best Companies to Work For." In January 2002, we were again named to this prestigious list, despite the furloughs and disruptions following Sept. 11. By maintaining our focus on communicating openly, honestly and frequently, and treating everyone with dignity and respect, we have continued to build the trust and morale of our co-workers. We also dramatically expanded our employee scholarship program and awarded 96 scholarships in 2001.

"An amazing fact in a job-hopping world: 90% of employees say they plan to work here until they retire."

FORTUNE – "100 Best Companies to Work For," Jan. 8, 2001

"When it came to landing flights on time last year, Houston-based Continental Airlines outperformed all other major carriers."

Houston Chronicle, Feb. 2, 2001

SINCE 1996, CONTINENTAL AIRLINES HAS WON MORE J.D. POWER AND ASSOCIATES AWARDS THAN ANY OTHER CARRIER

	CONTINENTAL'S RANK	
	SHORT HAUL	LONG HAUL
2000	1st	1st
1999	1st	3rd
1998	2nd	2nd
1997	1st	2nd
1996	1st	2nd

Source: J.D. Power and Associates

Sept. 11 was a dark day for our country and our company. Our co-workers' response to this extremely difficult situation could not have been more professional. Our corporate culture under the Go Forward Plan has always dictated that we communicate openly, honestly and frequently with our co-workers, and Sept. 11 was no exception. Within two hours of the tragedy, we began reaching out for our co-workers using every possible communication vehicle and we gave them updates around the clock for several days as we worked to recover our operation. When we knew that a 20 percent capacity reduction would result in the elimination of 12,000 positions, we did not hide from the hard facts by saying that we were studying staffing issues; instead, we proactively and quickly let our co-workers know that furloughs were coming, and we implemented them as quickly as possible. We also immediately assured all employees that we would honor all the severance provisions of all contracts and provide similar benefits for all non-contract employees. Most importantly, we then worked to design several programs to find volunteers and avoid as many involuntary furloughs as possible, investing a significant amount into treating our co-workers with the dignity and respect they deserve. We found more than 4,000 volunteers and have subsequently reinstated about 6,000 of the eliminated positions. We will not be content until we can generate the profits that will allow us to rebuild our workforce.

In 2002, we remain committed to industry standard wages and benefits. We didn't cut our co-workers' pay after Sept. 11, because we believe that the way to keep the best team is to have everyone who works on the team work at full pay. We plan to negotiate new contracts with our mechanics and pilots in 2002 that are fair to them and fair to the company. We have the best team in the business and we appreciate their efforts every day.

In closing – 2001 will be remembered as aviation's most challenging year. There was a time in Continental's history when last year's events would have brought about the collapse of the company. Instead, with the cumulative strengths of seven years of Go Forward Plans guiding the best team in the business, Continental survived a uniquely turbulent set of events beyond its control, and is well positioned to enjoy the benefits of an economic recovery. Every member of our employee group responded with an effort that exemplifies our *Work Hard. Fly Right.* slogan. Our team's outstanding performance will allow us to Go Forward in 2002, smaller than before, but the same company, with the same commitment and vision. Bigger isn't better, better is better. Stick with us, as we stick with our plan. As the future unfolds, you'll be glad you did.

Gordon Bethune

Gordon Bethune
Chairman of the Board &
Chief Executive Officer

Larry Kellner

Larry Kellner
President






Working together

Help well-trained employees build careers they enjoy every day. Treat each other with dignity and respect. Focus on safety, make employee programs easy to use and keep improving communication. Pay compensation that is fair to employees and fair to the company.







Continental

BUSINESS

Continental Airlines, Inc. is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. We are the fifth largest United States airline (as measured by 2001 revenue passenger miles) and, together with our wholly owned subsidiaries, ExpressJet Airlines, Inc. ("ExpressJet") and Continental Micronesia, Inc. ("CMI"), served 216 airports worldwide at January 31, 2002. As of January 31, 2002, we flew to 123 domestic and 93 international destinations and offered additional connecting service through alliances with domestic and foreign carriers. We directly served 15 European cities, seven South American cities, Tel Aviv, Hong Kong and Tokyo as of January 31, 2002, and are one of the leading airlines providing service to Mexico and Central America, serving more destinations there than any other United States airline. Through our Guam hub, CMI provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.

Recent Developments

The terrorist attacks of September 11, 2001 involving commercial aircraft adversely affected our financial condition, results of operations and prospects, and the airline industry generally. Among the effects we experienced from the September 11, 2001 terrorist attacks were significant flight disruption costs caused by the Federal Aviation Administration imposed grounding of the U.S. airline industry's fleet, significantly increased security, insurance and other costs, significantly higher ticket refunds, significantly reduced load factors, and significantly reduced yields. As a result, we reduced our flight schedule and furloughed approximately 8,000 employees in connection with the schedule reduction. For the fourth quarter of 2001, we reduced our systemwide available seat miles by approximately 14.9% as compared with capacity for the same period in the prior year. Due in part to the lack of predictability of future traffic, business mix and yields, we are currently unable to estimate the long-term impact on us of the events of September 11, 2001 and the sufficiency of our financial resources to absorb that impact. However, given the magnitude of these unprecedented events and their potential subsequent effects, the adverse impact to our financial condition, results of operations and prospects may continue to be material.

Domestic Operations

We operate our domestic route system primarily through our hubs in New York at Newark International Airport, in Houston, Texas at George Bush Intercontinental Airport and in Cleveland, Ohio at Hopkins International Airport. Our hub system allows us to transport passengers between a large number of destinations with substantially more frequent service than if each route were served directly. The hub system also allows us to add service to a new destination from a large number of cities using only one or a limited number of aircraft. As of January 31, 2002, we operated 61% of the average daily jet departures from Newark, 83% of the average daily jet departures from Bush Intercontinental, and 66% of the average daily jet departures from Hopkins International (in each case including regional jets). Each of our domestic hubs is located in a large business and population center, contributing to a high volume of "origin and destination" traffic.

International Operations

We directly serve destinations throughout Europe, Canada, Mexico, Central and South America and the Caribbean, as well as Tel Aviv, Hong Kong and Tokyo, and have extensive operations in the western Pacific conducted by CMI. As measured by 2001 available seat miles, approximately 38% of our mainline jet operations, including CMI, were dedicated to international traffic. As of January 31, 2002, we offered 119 weekly departures to 15 European cities and marketed service to 34 other cities through code-sharing agreements.

Alliances

We have entered into and continue to develop alliances with domestic carriers. We have a long-term global alliance with

Northwest Airlines, Inc. through 2025, which provides for each carrier placing its code on a large number of the flights of the other, reciprocity of frequent flyer programs and executive lounge access, and other joint marketing activities. Northwest Airlines and Continental also have joint contracts with major corporations and travel agents designed to create access to a broader product line encompassing the route systems of both carriers.

We also have domestic code-sharing agreements with America West Airlines, Inc., Gulfstream International Airlines, Inc., Mesaba Aviation, Inc., Hawaiian Airlines, Inc., Alaska Airlines, Inc., Horizon Airlines, Inc., Champlain Enterprises, Inc. (CommutAir) and American Eagle Airlines, Inc. We own 28% of the common equity of Gulfstream.

In addition to our domestic alliances, we seek to develop international alliance relationships that complement our own flying and permit expanded service through our hubs to major international destinations. International alliances assist in the development of our route structure by enabling us to offer more frequencies in a market, providing passengers connecting service from our international flights to other destinations beyond an alliance partner's hub, and by expanding the product line that we may offer in a foreign destination.

In October 2001, we announced that we had signed a cooperative marketing agreement with KLM that includes extensive codesharing and reciprocal frequent flyer program participation and airport lounge access. On December 1, 2001, we placed our code on selected flights to more than 30 European destinations operated by KLM and KLM Cityhopper beyond its Amsterdam hub, and KLM placed its code on our flights between New York and Amsterdam, as well as on selected flights to U.S. destinations operated by us beyond our New York and Houston hubs. In addition, members of each carrier's frequent flyer program are able to earn mileage anywhere on the other's global route network, as well as the global network of Northwest Airlines.

We have also implemented international code-sharing agreements with Air China, Air Europa, Compania Panamena de Aviacion, S.A. ("Copa"), Emirates (the flag carrier of the United Arab Emirates), EVA Airways Corporation, an airline based in Taiwan, Societe Air France and Virgin Atlantic Airways. We own 49% of the common equity of Copa.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis, as well as the financial statements and notes that follow, have been condensed from the full discussion and analysis, financial statements and notes included in our proxy statement for our 2002 annual stockholders meeting.

We incurred a consolidated net loss of $95 million for the year ended December 31, 2001 as compared to consolidated net income of $342 million for the year ended December 31, 2000. Results for 2001 included a $146 million charge for fleet impairment losses, costs associated with furloughs and company-offered leaves, a charge for environmental remediation, costs associated with the closure and nonutilization of certain facilities and for some of our uncollectible receivables and charges related to the impairment of investments in some of our affiliates and the uncollectibility of related notes receivable. In addition, 2001 results included a $417 million grant under the Air Transportation Safety and System Stabilization Act (the "Stabilization Act").

Although traffic on many of our flights has continued to increase on significantly reduced capacity since September 11, 2001, yields remain low, resulting in revenue per available seat mile, or RASM, being significantly below levels in the comparable periods in 2000 and significantly below the levels we forecasted prior to September 11, 2001. Our systemwide (mainline jet) RASM for the period between

September 11 and December 31, 2001 was approximately 21% lower than our systemwide RASM for the comparable period in 2000, and our estimated systemwide RASM for January 2002 was 14% lower than our systemwide RASM for January 2001. Moreover, certain routes, such as the transpacific routes, have been more adversely affected by the September 11, 2001 terrorist attacks than our U.S. domestic or other routes. The reduced systemwide RASM results from lower load factors following the terrorist attacks, a worsening of the general economic slowdown that already impacted our business prior to the attacks, corporate travel restrictions imposed by a number of companies in the wake of the September 11, 2001 attacks, and various fare sales designed to encourage passengers to travel after the attacks. Although we have taken aggressive action to reduce costs, including significant reductions in workforce, many of our costs are fixed over the intermediate to longer term, so we cannot reduce costs as quickly as we reduce capacity.

Results of Operations

The following discussion provides an analysis of our results of operations and reasons for material changes therein for the two years ended December 31, 2001.

Comparison of 2001 to 2000. Passenger revenue decreased 9.1%, $851 million, during 2001 as compared to 2000, which was principally due to a decrease in both traffic and yields subsequent to the September 11, 2001 attacks, as well as lower yields that had been affecting our business prior to the attacks. Cargo, mail and other revenue decreased 13.4%, $79 million, in 2001 compared to 2000 primarily due to lower contract revenue from outside ground handling, lower freight and mail due to lower international volumes and security restrictions on our ability to carry freight and mail after the terrorist attacks.

Wages, salaries and related costs increased 5.1%, $146 million, during 2001 as compared to 2000, primarily due to higher wage rates. On September 15, 2001, we announced that we would be forced to furlough approximately 12,000 employees in connection with the reduction of our flight schedule in the wake of the September 11, 2001 terrorist attacks, although we were able to reduce our original estimate to 8,000. Approximately 55% of furloughed employees accepted company-offered leaves of absence and retirements and we have recalled several hundred employees primarily to assist in enhanced security requirements at airports. Severance costs and related company-offered benefits are included in fleet impairment losses, severance and other special charges in the accompanying condensed consolidated statements of operations.

Aircraft fuel expense decreased 11.8%, $164 million, in 2001 as compared to 2000. The average price per gallon decreased 7.0% from 84.21 cents in 2000 to 78.32 cents in 2001. Jet fuel consumption decreased 7.1% principally reflecting decreased flight operations after September 11, 2001 and the fuel efficiency of our younger fleet. During 2000, we recognized gains of approximately $88 million related to our fuel hedging program, which is reflected in fuel expense.

Aircraft rentals increased 7.0%, $59 million, in 2001 compared to 2000, due to the delivery of new aircraft. Landing fees and other rentals increased 9.2%, $49 million, in 2001 as compared to 2000 primarily due to higher facilities rent and landing fees resulting from increased operations prior to September 11, 2001. Maintenance, materials and repairs expense decreased 12.1%, $78 million, during 2001 as compared to 2000 due to the volume and timing of aircraft overhauls as part of our ongoing maintenance program, the mix of aircraft and the grounding of aircraft subsequent to September 11, 2001. Depreciation and amortization expense increased 16.2%, $65 million, in 2001 compared to 2000 due principally to the addition of new owned aircraft and related spare parts. Reservations and sales expense decreased 2.2%, $10 million, in 2001 as compared to 2000 principally due to lower credit card fees as a result of lower revenue. Commissions expense decreased 30.8%, $162 million, in 2001 compared to 2000 due principally to lower revenue and lower rates due to commission caps. Passenger servicing expense decreased 4.1%, $15 million, in 2001 as compared to 2000 primarily due to improved baggage performance and a decrease in food costs caused by a decrease in passengers.

Fleet impairment, severance and other special charges in 2001 include costs associated with impairment of various owned aircraft and spare engines ($61 million), furloughs and company-offered leaves ($29 million), a charge for environmental remediation ($17 million) and costs associated with the closure and nonutilization of certain facilities and for certain uncollectible receivables ($17 million). We recorded a $417 million Stabilization Act grant in 2001 for direct losses incurred beginning on September 11, 2001 through December 31, 2001 as a result of the September 11, 2001 terrorist attacks.

Interest expense increased 17.5%, $44 million, in 2001 compared to 2000 due to an increase in long-term debt primarily resulting from the purchase of new aircraft, partially offset by lower rates on variable debt. Interest income decreased 48.3%, $42 million, in 2001 compared to 2000 due to lower average balance of cash and lower interest rates. Other nonoperating income (expense) in 2001 and 2000, included net losses of $6 million and $44 million, respectively, related to the portion of fuel hedges excluded from the assessment of hedge effectiveness (primarily option time value). Other nonoperating income (expense) in 2001 included approximately $22 million of special charges related to the impairment of investments in certain affiliates and the uncollectibility of the related notes receivable as a consequence of the events of September 11, 2001. Other nonoperating income (expense) in 2000 included a $9 million gain related to the sale of a right of first refusal and our remaining investment in America West Holdings Corporation, partially offset by foreign currency losses of $8 million. In 2000, we recorded an extraordinary charge of $6 million (net of income tax benefit) related to the early repayment of debt.

Liquidity and Capital Resources

As of December 31, 2001, we had $1.13 billion in cash and cash equivalents. Included in that amount is $168 million of cash for transportation taxes, the payment of which was deferred until January pursuant to the Stabilization Act. Cash flows from operations for the year ended December 31, 2001 were $567 million, which included $354 million of cash under the Stabilization Act. Cash flows used in investing activities, primarily capital expenditures and purchase deposits for aircraft, were $654 million for the year ended December 31, 2001. Cash flows used in financing activities, primarily for the repurchase of stock and the payment of debt, offset by issuance of long-term debt, were $152 million for the year ended December 31, 2001.

Since September 11, 2001, we have not generated positive cash flow from our operations. Although recently improved traffic has significantly decreased the average daily negative cash flow from operations, our cash flow from operations as of February 20, 2002, remains negative at approximately $2 million per day. We currently anticipate that we will incur a significant loss for the first quarter of 2002. However, based on current information and trends, we currently anticipate being profitable in March of 2002 and in the second and third quarters of 2002 due in part to the seasonality of our business. In addition, we currently expect to incur a loss for the fourth quarter of 2002 and for the full year 2002.

We are currently targeting a March 31, 2002 cash balance of approximately $1.0 billion and a year-end cash balance of approximately $1.5 billion. As part of our strategy to increase our cash balances to $1.5 billion by year-end, we intend to complete an initial public offering of our ExpressJet Airlines subsidiary. We originally filed with the Securities and Exchange Commission, or SEC, for a public offering of common stock of ExpressJet's parent last summer, but decided to postpone the offering after September 11, 2001 to allow the financial markets to stabilize and to permit the airline industry to begin its recovery from the events of September 11, 2001. Our current intention is to continue pursuing our strategy of separating the ownership of Continental and ExpressJet by selling a portion of our interest in ExpressJet to the public for cash.

Together with our subsidiaries, we anticipate receiving the remaining grant under the Stabilization Act (totaling approximately $63 million in cash) in the first quarter of 2002. Subsequent to September 11, 2001, we sold shares of common stock and issued 4.5% convertible notes for proceeds totaling $367 million. In addition, we will explore the availability of other financing for our liquidity needs.

We do not currently have any lines of credit, but have unencumbered assets, consisting primarily of spare parts, with a net book value in excess of $1.0 billion at December 31, 2001 which could be pledged in connection with future financings. Furthermore, the Stabilization Act provides for $10 billion in federal credit instruments (loan guarantees) to U.S. air carriers to guarantee loans from lenders to those air carriers, subject to certain conditions and fees, including limits on compensation of certain of our employees and the potential requirement that the U.S. Government be issued warrants or other equity instruments in connection with such loan guarantees. If our liquidity needs require us to do so, we may apply for a loan guarantee under this program.

At December 31, 2001, Continental, including ExpressJet, had 427 aircraft under operating leases (40 of which have been removed from service). These leases have remaining lease terms ranging from one month to 22-1/2 years. In addition, Continental has non-aircraft operating leases, principally related to airport and terminal facilities and related equipment. The obligations for these operating leases are not included in our condensed consolidated balance sheet. Our total rental expense for aircraft and non-aircraft operating leases, net of sublease rentals, was $903 million and $380 million, respectively, in 2001.

Most of our assets are encumbered.

We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2001, we had firm commitments for 87 aircraft from Boeing, with an estimated cost of approximately $3.7 billion, after giving effect to the rescheduling discussed below. We expect that 20 of these aircraft will be delivered between January 2002 and May 2002. Thirteen of these 20 aircraft have been pre-financed. We have agreed with Boeing to reschedule deliveries of the remaining 67 aircraft so that they will be delivered between late 2003 and mid 2008. We do not have backstop financing from Boeing or any other financing currently in place for the remaining 67 aircraft. In addition, at December 31, 2001, we had firm commitments to purchase 22 spare engines related to the new Boeing aircraft for approximately $128 million, which will be deliverable through March 2005. Further financing will be needed to satisfy our capital commitments for our aircraft and aircraft-related expenditures such as engines, spare parts, simulators and related items. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments.

As of December 31, 2001, the estimated aggregate cost of ExpressJet's firm commitments for Embraer regional jets is approximately $2.6 billion. We do not have any obligation to take delivery of any of these firm Embraer aircraft that are not financed by a third party and leased to us.

We expect our net cash outlays for 2002 capital expenditures, exclusive of fleet plan requirements, will total approximately $200 million, primarily relating to software application and automation infrastructure projects, aircraft modifications, passenger terminal facility improvements and office, maintenance, telecommunications and ground equipment. Our net capital expenditures during 2001 aggregated $156 million, exclusive of fleet plan requirements.

We expect to fund our future capital commitments through internally generated funds together with general company financings and aircraft financing transactions. However, there can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments.

Condensed Consolidated Statements of Operations

(In millions, except per share data)	Year Ended December 31, 2001	2000	1999
Operating Revenue:			
Passenger	$ 8,457	$ 9,308	$ 8,116
Cargo, mail and other	512	591	523
	8,969	9,899	8,639
Operating Expenses:			
Wages, salaries and related costs	3,021	2,875	2,510
Aircraft fuel	1,229	1,393	756
Aircraft rentals	903	844	771
Landing fees and other rentals	581	532	497
Maintenance, materials and repairs	568	646	603
Depreciation and amortization	467	402	360
Reservations and sales	445	455	414
Commissions	364	526	576
Passenger servicing	347	362	352
Fleet impairment losses, severance and other special charges	124	—	81
Other	1,193	1,135	1,104
Stabilization Act grant	(417)	—	—
	8,825	9,170	8,024
Operating Income	144	729	615
Nonoperating Income (Expense):			
Interest expense	(295)	(251)	(233)
Interest capitalized	57	57	55
Interest income	45	87	71
Gain on sale of Amadeus	—	—	297
Other, net	(65)	(51)	(7)
	(258)	(158)	183
Income (Loss) before Income Taxes, Cumulative Effect of Accounting Changes and Extraordinary Charge	(114)	571	798
Income Tax (Expense) Benefit	29	(222)	(310)
Distributions on Preferred Securities of Trust, net of applicable income taxes of $6 and $1 in 2001 and 2000, respectively	(10)	(1)	—
Income (Loss) before Cumulative Effect of Accounting Changes and Extraordinary Charge	(95)	348	488
Cumulative Effect of Accounting Changes, Net of Applicable Income Taxes of $19	—	—	(33)
Extraordinary Charge, net of applicable income taxes of $3	—	(6)	—
Net Income (Loss)	$ (95)	$ 342	$ 455
Basic Earnings (Loss) per Share	$ (1.72)	$ 5.62	$ 6.54
Diluted Earnings (Loss) per Share	$ (1.72)	$ 5.45	$ 6.20
Weighted Average Shares Outstanding in the Computation of Diluted Earnings (Loss) per Share	55.5	62.8	73.9

Condensed Consolidated Balance Sheets

(In millions)	As of December 31 2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,132	$ 1,371
Short-term investments	—	24
Accounts receivable, net	404	495
Spare parts and supplies, net	272	280
Deferred income taxes	192	137
Prepayments and other	144	152
Total Current Assets	2,144	2,459
Property and Equipment, net	6,153	5,163
Total Other Assets	1,494	1,579
Total Assets	$ 9,791	$ 9,201
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 355	$ 304
Accounts payable	1,008	1,016
Air traffic liability	1,014	1,125
Accrued payroll and pensions	523	297
Accrued other liabilities	291	238
Total Current Liabilities	3,191	2,980
Long-Term Debt and Capital Leases	4,198	3,374
Total Deferred Credits and Other Long-term Liabilities	998	995
Continental-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Subordinated Debentures	243	242
Redeemable Common Stock	—	450
Stockholders' Equity:		
Preferred stock	—	—
Class A common stock	—	—
Class B common stock	1	1
Additional paid-in capital	1,071	379
Retained earnings	1,361	1,456
Accumulated other comprehensive income (loss)	(132)	13
Treasury stock	(1,140)	(689)
Total Stockholders' Equity	1,161	1,160
Total Liabilities and Stockholders' Equity	$ 9,791	$ 9,201

Condensed Consolidated Statements of Cash Flows

(In millions)	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	$ (95)	$ 342	$ 455
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(35)	224	293
Depreciation and amortization	467	402	360
Fleet disposition/impairment losses	61	—	81
Gain on sale of Amadeus	—	—	(297)
Gain on sale of other investments	(5)	(9)	(29)
Cumulative effect of accounting changes	—	—	33
Other, net	56	(49)	(83)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	73	6	(53)
Increase in spare parts and supplies	(20)	(72)	(99)
Increase (decrease) in accounts payable	(8)	159	8
Increase (decrease) in air traffic liability	(111)	163	110
Increase (decrease) in accrued payroll and pensions	90	(132)	34
Other	94	(130)	(37)
Net cash provided by operating activities	567	904	776
Cash Flows from Investing Activities:			
Purchase deposits paid in connection with future aircraft deliveries	(432)	(640)	(1,174)
Purchase deposits refunded in connection with aircraft delivered	337	577	1,139
Capital expenditures	(568)	(511)	(706)
Sale (purchase) of short-term investments	24	368	(392)
Proceeds from sale of Amadeus, net	—	—	391
Proceeds from disposition of property and equipment	11	135	77
Other	(26)	3	6
Net cash used in investing activities	(654)	(68)	(659)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt, net	436	157	453
Proceeds from issuance of preferred securities of trust, net	—	242	—
Purchase of common stock	(451)	(450)	(528)
Payments on long-term debt and capital lease obligations	(367)	(707)	(295)
Proceeds from issuance of common stock	241	92	38
Other	(11)	3	14
Net cash used in financing activities	(152)	(663)	(318)
Net Increase (Decrease) in Cash and Cash Equivalents	(239)	173	(201)
Cash and Cash Equivalents — Beginning of Period	1,371	1,198	1,399
Cash and Cash Equivalents — End of Period	$ 1,132	$ 1,371	$ 1,198

NOTE 1 > Summary of Significant Accounting Policies

The Company follows accounting principles generally accepted in the United States. Certain of the principles involve selections among alternatives and choices of methods, which are described in the notes to the Company's audited consolidated financial statements included in the Proxy Statement for the 2002 Annual Meeting of Stockholders (Proxy Statement).

The accompanying condensed consolidated financial information and the notes below are a summary of those contained in the Company's audited consolidated financial statements accompanying the Proxy Statement.

NOTE 2 > Long-Term Debt

Long-term debt as of December 31 is summarized as follows (in millions):

	2001	2000
Secured		
Notes payable, interest rates of 5.00% to 8.50%, payable through 2019	$ 2,852	$ 2,325
Floating rate notes, payable through 2014	718	532
Revolving credit facility, floating interest rate, payable through 2004	190	—
Credit facility, floating interest rate, payable through 2002	75	150
Other	97	111
Unsecured		
Senior notes payable, interest rate of 8.0%, payable through 2005	200	200
Notes payable, interest rate of 8.125%, payable through 2008	110	110
Other	14	14
	4,256	3,442
Less: current maturities	328	272
Total	$ 3,928	$ 3,170

Maturities of long-term debt due over the next five years are as follows (in millions):

Year ending December 31,	
2002	$ 328
2003	410
2004	329
2005	563
2006	417

NOTE 3 > Leases

We lease certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most aircraft leases also include both renewal options and purchase options.

At December 31, 2001, the scheduled future minimum lease payments under capital leases and the scheduled future minimum lease rental payments required under operating leases, that have initial or remaining noncancellable lease terms in excess of one year, are as follows (in millions):

Year ending December 31,	Capital Leases	Operating Leases	
		Aircraft	Non-Aircraft
2002	$ 45	$ 923	$ 389
2003	40	880	556
2004	38	843	616
2005	39	821	656
2006	41	715	656
Later years	243	7,089	2,259
Total minimum lease payments	446	$11,271	$ 5,132
Less: amount representing interest	149		
Present value of capital leases	297		
Less: current maturities of capital leases	27		
Long-term capital leases	$ 270		

At December 31, 2001, Continental, including ExpressJet, had 427 and 11 aircraft (of which 40 operating leased aircraft and five capital leased aircraft have been removed from service) under operating and capital leases, respectively. These leases have remaining lease terms ranging from one month to 22 1/2 years.

NOTE 4 > Preferred Securities of Trust

In November 2000, Continental Airlines Finance Trust II, a Delaware statutory business trust (the "Trust") of which we own all the common trust securities, completed a private placement of 5,000,000 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities or TIDES. The TIDES have a liquidation value of $50 per preferred security and are convertible at any time at the option of the holder into shares of Class B common stock at a conversion rate of $60 per share of Class B common stock (equivalent to approximately 0.8333 share of Class B common stock for each preferred security). Distributions on the preferred securities are payable by the Trust at an annual rate of 6% of the liquidation value of $50 per preferred security and are included in Distributions on Preferred Securities of Trust in the accompanying condensed consolidated statement of operations. The proceeds of the private placement, which totaled $242 million (net of $8 million of underwriting commissions and expense) are included in Continental-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Subordinated Debentures in the accompanying condensed consolidated balance sheets.

NOTE 5 > Preferred, Common and Treasury Stock

Preferred Stock

As of December 31, 2001, one share of Series B preferred stock was outstanding, which is owned by Northwest Airlines, Inc. No shares of preferred stock were outstanding as of December 31, 2000. The holder of the Series B preferred stock has the right to block certain actions we may seek to take including:

- Certain business combinations and similar changes of control transactions involving us and a third party major air carrier;
- Certain amendments to our rights plan (or redemption of those rights);
- Any dividend or distribution of all or substantially all of our assets; and
- Certain reorganizations and restructuring transactions involving us.

Common Stock

We currently have one class of common stock issued and outstanding, Class B common stock. Each share of Class B common stock is entitled to one vote per share.

Treasury Stock

We began a stock repurchase program in 1998 under which we repurchased a total of 28.2 million shares of Class B common stock for a total of approximately $1.2 billion through December 31, 2001. Approximately $216 million remained available in the program as of December 31, 2001, although the program was suspended during 2001. In addition to the current balance, the program permits (i) one-half of future net income (excluding special gains and charges), (ii) all the proceeds from the sale of non-strategic assets and (iii) the amount of cash proceeds we receive for the purchase of common stock by employees and other participants under our employee stock purchase and stock option plans to be added to the program. Certain of our credit agreements and indentures limit our and certain of our subsidiaries' ability to pay cash dividends or repurchase capital stock by imposing minimum unrestricted cash requirements on us, limiting the the amount of such dividends and repurchases when aggregated with certain other payments or distributions.

NOTE 6 > Stock Plans and Awards

Stock Options

The table below summarizes stock option transactions (share data in thousands). The vast majority of outstanding options were voluntarily surrendered to us in October 2001.

	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at Beginning of Year	7,468	$ 37.30	9,005	$ 32.69	9,683	$ 30.31
Granted	1,651	$ 49.47	1,514	$ 42.20	1,055	$ 33.38
Exercised	(1,612)	$ 31.48	(2,885)	$ 25.65	(1,464)	$ 16.54
Cancelled	(6,527)	$ 41.96	(166)	$ 34.35	(269)	$ 37.41
Outstanding at End of Year	980	$ 36.34	7,468	$ 37.30	9,005	$ 32.69
Options exercisable at end of year	711	$ 35.66	3,318	$ 35.47	4,845	$ 29.13

Employee Stock Purchase Plan

All of our employees are eligible to participate in our employee stock purchase program under which they may purchase shares of Class B common stock at 85% of the lower of the fair market value on the first day of the option period or the last day of the option period. During 2001 and 2000, 710,394 and 481,950 shares, respectively, of Class B common stock were issued at prices ranging from $13.40 to $38.30 in 2001 and $27.73 to $38.30 in 2000. During 1999, 526,729 shares of Class B common stock were issued at prices ranging from $27.84 to $49.41.

NOTE 7 > Employee Benefit Plans

We have noncontributory defined benefit pension and defined contribution (including 401(k) savings) plans. Substantially all of our domestic employees are covered by one or more of these plans. The benefits under the active defined benefit pension plan are based on years of service and an employee's final average compensation. For the years ended December 31, 2001, 2000 and 1999, total expense for the defined contribution plan was $34 million, $17 million and $14 million, respectively.

Net periodic defined benefit pension cost for 2001, 2000 and 1999 included the following components:

(In millions)	2001	2000	1999
Service cost	$ 94	$ 93	$ 66
Interest cost	117	113	90
Expected return on plan assets	(118)	(103)	(84)
Amortization of prior service cost	22	18	13
Amortization of unrecognized net actuarial loss	12	3	13
Net periodic benefit cost	$ 127	$ 124	$ 98

The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for all of our defined benefit plans were $1.5 billion, $1.2 billion and $956 million respectively, as of December 31, 2001.

Our defined contribution 401(k) employee savings plan covers substantially all domestic employees. Effective January 1, 2001, we amended the plan to increase the employer-matching contribution rate, which is made in cash.

We also have a profit sharing program under which an award pool consisting of 15% of our annual pre-tax earnings, subject to certain adjustments, is distributed each year to substantially all employees (other than employees whose collective bargaining agreement provides otherwise or who otherwise receive profit sharing payments as required by local law) on a pro rata basis according to base salary. The profit sharing expense included in the accompanying condensed consolidated statements of operations for the years ended December 31, 2000 and 1999 was $66 million and $62 million, respectively.

NOTE 8 > Income Taxes

Income tax expense/(benefit) for the years ended December 2001, 2000 and 1999 consists of the following (in millions):

	2001	2000	1999
Federal:			
Current	$ —	$ (1)	$ 10
Deferred	(28)	206	279
State:			
Current	5	(2)	3
Deferred	(7)	18	14
Foreign:			
Current	1	1	4
Total Income Tax Expense/(Benefit)	$ (29)	$ 222	$ 310

At December 31, 2001, we had estimated tax net operating losses ("NOLs") of $1.5 billion for federal income tax purposes that will expire through 2022 and federal investment tax credit carryforwards of $27 million that will expire in 2002. Due to our ownership change on April 27, 1993, the ultimate utilization of our NOLs and investment tax credits may be limited. Reflecting this limitation, we had a valuation allowance of $245 million and $263 million at December 31, 2001 and 2000, respectively. The change in valuation allowance during 2001 relates to previously reserved credits that expired in 2001 resulting in the removal of both the deferred tax asset and the related valuation allowance.

NOTE 9 > Special Charges

In 2001, we recorded a $146 million charge for fleet impairment losses, severance and other special charges including a fleet impairment loss of approximately $61 million associated primarily with the impairment of various owned aircraft and spare engines. The aircraft in the impairment include all of our owned DC-10-30, ATR-42, EMB-120 and Boeing 747 and 727 aircraft.

In 1999, we made the decision to accelerate the retirement of six DC-10-30 aircraft and other items in 1999 and the first half of 2000 and to dispose of related excess inventory. In addition, the market value of certain Boeing 747 aircraft fleet that we no longer operated had declined. As a result of these items and certain other fleet-related items, we recorded a fleet disposition/impairment loss of $81 million in 1999. Approximately $52 million of the $81 million charge related to the impairment of owned or capital leased aircraft and related inventory held for disposal with a carrying amount of $77 million. The remaining $29 million of the charge related primarily to costs expected to be incurred related to the return of leased aircraft.

NOTE 10 > Stabilization Act Grant

On September 21, 2001, Congress passed, and the President subsequently signed into law, the Air Transportation Safety and System Stabilization Act (the "Stabilization Act"), which provides, among other matters, for $5 billion in payments to compensate U.S. air carriers for losses incurred by the air carriers as a result of the September 11, 2001 terrorist attacks. We recognized a $417 million grant under the Stabilization Act for the year ended December 31, 2001, approximately $354 million of which we received in cash. We expect to receive the remaining cash in the first quarter of 2002. The grant is for the direct losses incurred beginning on September 11, 2001, resulting from the FAA grounding, and for incremental losses incurred through December 31, 2001 as a direct result of the attacks. The grant is included in Stabilization Act grant in the accompanying condensed consolidated statements of operations.

NOTE 11 > Commitments and Contingencies

Purchase Commitments. We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2001, we had firm commitments for 87 aircraft from Boeing, with an estimated cost of approximately $3.7 billion, after giving effect to the rescheduling discussed below. We expect that 20 of these aircraft will be delivered between January 2002 and May 2002. Thirteen of these 20 aircraft have been pre-financed. We have agreed with Boeing to reschedule deliveries of the remaining 67 aircraft so that they will be delivered between late 2003 and mid 2008. We do not have backstop financing from Boeing or any other financing currently in place for the remaining 67 aircraft. In addition, at December 31, 2001, we had firm commitments to purchase 22 spare engines related to the new Boeing aircraft for approximately $128 million, which will be deliverable through March 2005. However, further financing will be needed to satisfy our capital commitments for our aircraft and aircraft-related expenditures such as engines, spare parts, simulators and related items. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments. Deliveries of new Boeing aircraft are expected to increase aircraft rental, depreciation and interest costs while generating cost savings in the areas of maintenance, fuel and pilot training.

As of December 31, 2001, our ExpressJet Airlines subsidiary had firm commitments for 137 Embraer regional jets with options for an additional 100 Embraer regional jets exercisable through 2007. ExpressJet anticipates taking delivery of 51 regional jets in 2002. The estimated cost of our firm commitments for Embraer regional jets is approximately $2.6 billion. We will not have any obligation to take any of these firm Embraer aircraft that are not financed by a third party and leased to us.

Employees. Approximately 44% of our employees are covered by collective bargaining agreements. Collective bargaining agreements between us and our mechanics and between both us and ExpressJet and our respective pilots are amendable in January 2002 and October 2002, respectively. In addition, collective bargaining agreements between CMI and its mechanics and fleet and passenger service employees were amendable in March 2001. Negotiations were deferred due to the economic uncertainty following the September 11, 2001 terrorist attacks. Negotiations have recommenced with the union representing our mechanics in the first quarter of 2002 and are scheduled to commence with the union representing our pilots in the summer of 2002. We continue to believe that mutually acceptable agreements can be reached with such employees, although the ultimate outcome of the negotiations is unknown at this time.

NOTE 12 > Unaudited Quarterly Financial Data

	THREE MONTHS ENDED			
(In millions, except per share data)	March 31	June 30	September 30	December 31
2001				
Operating revenue	$ 2,451	$ 2,556	$ 2,223	$ 1,739
Operating income (loss)	76	137	87	(156)
Net income (loss)	9	42	3	(149)
Diluted earnings (loss) per share	$ 0.16	$ 0.74	$ 0.05	$ (2.58)
2000				
Operating revenue	$ 2,277	$ 2,571	$ 2,622	$ 2,429
Operating income	63	286	263	117
Net income	14	149	135	44
Diluted earnings per share	$ 0.21	$ 2.39	$ 2.21	$ 0.70

Report of Management

Continental Airlines, Inc. is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying condensed financial statements have been derived from the full financial statements included in our proxy statement for our 2002 annual stockholders meeting. The full financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reflect certain judgments and estimates of management.

The Company maintains a system of internal controls to provide reasonable assurance that its financial records can be relied upon in the preparation of financial statements and that its assets are safeguarded against loss or unauthorized use. The Company's internal audit program monitors the effectiveness of the internal controls and recommends possible improvements to management and the Board of Directors. Ernst & Young LLP, independent auditors, are engaged to audit the Company's financial statements. Ernst & Young obtains an understanding of the internal control structure and conducts the tests and other auditing procedures they consider necessary to render an opinion on the financial statements being audited. The Audit Committee of the Board of Directors, composed entirely of directors not employed by the Company and who meet the independence criteria required by the New York Stock Exchange, provides oversight of the financial reporting process through regular meetings with management, the Company's internal auditors and Ernst & Young.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

Gordon Bethune
Chairman of the Board and Chief Executive Officer

Jeff Misner
Senior Vice President and Chief Financial Officer

Report of Independent Auditors

We have audited, in accordance with auditing standards, generally accepted in the United States, the consolidated balance sheets of Continental Airlines, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 (not presented separately herein) and in our report dated January 16, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Houston, Texas
January 16, 2002

Board of Directors

Thomas J. Barrack, Jr.
Chairman and Chief Executive Officer,
Colony Capital LLC

Gordon Bethune
Chairman of the Board and Chief Executive Officer,
Continental Airlines, Inc.

David Bonderman
Managing Partner,
Texas Pacific Group

Kirbyjon H. Caldwell
Senior Pastor, The Windsor Village –
United Methodist Church

Patrick Foley
Former Chairman, President and
Chief Executive Officer,
DHL Airways, Inc.

Larry Kellner
President,
Continental Airlines, Inc.

Douglas H. McCorkindale
Chairman, President and Chief Executive Officer,
Gannett Co., Inc.

George G. C. Parker
Dean Witter Distinguished Professor
of Finance and Management, Graduate School
of Business, Stanford University

Richard W. Pogue
Former Senior Partner and Managing Partner,
Jones, Day, Reavis & Pogue

William S. Price III
Managing Partner,
Texas Pacific Group

Donald L. Sturm
Chairman and Chief Executive Officer,
Sturm Group, Inc.

Karen Hastie Williams
Partner,
Crowell & Moring LLP

Charles A. Yamarone
Executive Vice President,
Libra Securities LLC

Executive Officers

Gordon Bethune
Chairman of the Board and Chief Executive Officer

Larry Kellner
President

C.D. McLean
Chief Operating Officer

Jeff Smisek
Executive Vice President – Corporate

Mike Campbell
Senior Vice President Human Resources
and Labor Relations

Jim Compton
Senior Vice President Pricing and Revenue Management

Mark Erwin
Senior Vice President Airport Services

David Grizzle
Senior Vice President Corporate Development

Glen Hauenstein
Senior Vice President Scheduling

Gerry Laderman
Senior Vice President Finance and Treasurer

George Mason
Senior Vice President Technical Operations

Debbie McCoy
Senior Vice President Flight Operations

Jeff Misner
Senior Vice President and Chief Financial Officer

Jim Ream
President and Chief Executive Officer,
ExpressJet Airlines, Inc.

Bonnie Reitz
Senior Vice President Sales and Distribution

Barry Simon
Senior Vice President International

K. Jun Tsuruta
Senior Vice President Purchasing and Material Services

Ned Walker
Senior Vice President Worldwide Corporate
Communications

Janet Wejman
Senior Vice President and Chief Information Officer

Stockholder Information

HEADQUARTERS

Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002
(713) 324-5000

INVESTOR INFORMATION

To obtain a Form 10-K or other financial information, visit the Company's website at: continental.com or write:
Investor Relations
Continental Airlines, Inc.
P.O. Box 4607
Houston, TX 77210-4607

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Attn: Shareholder Services
melloninvestor.com
(888) 711-6201

INDEPENDENT AUDITORS

Ernst & Young LLP
One Houston Center
1221 McKinney
Houston, TX 77010-2007

COMMON STOCK

Continental's common stock trades on the New York Stock Exchange under the symbol CAL. As of February 1, 2002, there were 63,605,761 shares of common stock outstanding, with approximately 13,501 holders of record.

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of common stockholders, subject to restrictions governing voting rights of holders who are not United States citizens. We have not paid cash dividends on our common stock and have no current intention to do so. Certain of our credit agreements and indentures limit our and certain of our subsidiaries' ability to pay cash dividends.

Below are the high and low sale prices for our common stock as reported on the New York Stock Exchange for 2001 and 2000:

COMMON STOCK PRICES

	2001		2000	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 57.88	$ 39.10	$ 46.63	$ 29.00
Second Quarter	$ 51.95	$ 38.70	$ 50.00	$ 37.63
Third Quarter	$ 52.32	$ 12.35	$ 54.81	$ 43.13
Fourth Quarter	$ 27.50	$ 14.85	$ 54.56	$ 40.50

Continental
Airlines